

NEWS RELEASE

Goldcorp Rejects Amended Glamis Offer As Inadequate!
Goldcorp Shareholders To Receive Special Cash Dividend!
Date for Receiving Proxies Extended To February 9, 5:00 PM

TORONTO, ONTARIO - February 8, 2005--GOLDCORP INC. (NYSE:GG) (TSX:G) has announced that the Board of Directors recommends that Goldcorp shareholders **REJECT the amended take-over bid offer by Glamis Gold Ltd.** The Board reaffirmed its original position that the Wheaton transaction is in the best interests of Goldcorp's shareholders and urged all shareholders to **VOTE IN FAVOUR of the Wheaton River Minerals Ltd. transaction.** The **Board also declared that Goldcorp shareholders will receive a special cash dividend of US$0.50 per share.**

The Special Committee of the Board carefully reviewed and considered the revised Glamis offer and the recommendations of the Special Committee. The Special Committee recommended that the Board recommend that the shareholders reject the revised Glamis offer. The Special Committee received, among other things, advice from the Special Committee's legal and financial advisors, including a financial opinion from Morgan Stanley Canada Limited that the exchange ratio pursuant to the revised Glamis offer was inadequate from a financial point of view to holders of Goldcorp shares.

In forming their recommendations, the Special Committee and the Board carefully considered a number of factors, including that the proposed increase in the Glamis offer was not material and the effect of the proposed payment of the special dividend.

The special dividend will be paid to Goldcorp shareholders only if the Goldcorp/Wheaton transaction is successful and would not be received by Wheaton River shareholders who tender their shares to the Goldcorp offer for Wheaton. The payment of this dividend will have no material impact on the pro forma financial statements contained in the Goldcorp take-over bid circular dated December 29, 2004 or on earnings per share and other similar financial calculations of the combined Goldcorp/Wheaton. The payment of the special dividend would have the following impact on the pro forma consolidated balance sheet: cash and short term investments would decrease by $95 million from $460 million to $365 million; total assets would decrease to $3,253 million from $3,348 million; and retained earnings of $74 million would decrease by $95 million to a deficit of $21 million.

Assuming that the Wheaton River bid conditions are satisfied on February 14, 2005, Goldcorp would set a record date for the special dividend of February 16, 2005, before the anticipated payment for Wheaton River shares tendered under the Goldcorp offer. The payment of a special dividend would, pursuant to the applicable Goldcorp warrant indentures, result in an adjustment to the exchange ratio - an increase in entitlement to 2.08 Goldcorp shares.

THE LAST DAY FOR RECEIVING PROXIES HAS BEEN EXTENDED TO FEBRUARY 9, 5:00 PM TORONTO TIME. The Special Meeting of Shareholders will be held at the Windsor Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada on FEBRUARY 10, 9:00 AM TORONTO TIME.

Goldcorp is continuing to urge its shareholders to **VOTE FOR THE GOLDCORP/WHEATON TRANSACTION TODAY** by signing, dating and returning the **GREEN** proxy today or following the directions on the **GREEN proxy to vote by Telephone, Internet, Mail, Fax or Registered Shareholders may vote in Person at the Meeting.** Shareholders who have already voted their shares and do not wish to change their vote do not need to take any action, and votes already cast and not changed or withdrawn will be cast at the special meeting.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Shareholders with questions about how to vote their shares may call our proxy solicitors as follows:


In Canada
KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464
Banks and Brokers Call Collect: 416-867-2335

In the United States and Other Locations
INNISFREE M&A INCORPORATED

Call Toll-Free from the U.S.: 1-877-750-9501
Call Collect from Other Locations: 646-822-7412
Banks and Brokers Call Collect: 212-750-5833


For further information, please contact:	**Corporate Office:**
Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com	

FORWARD LOOKING STATEMENTS

Certain statements included in this document constitute ''forward-looking statements'' concerning the business, operations and financial performance and condition of Goldcorp. Such forward-looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Many of these factors are beyond the control of Goldcorp and its subsidiaries. Consequently, all of the forward looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Goldcorp will be realized.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp's offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis' offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp's tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors' circular, (7) the Wheaton River directors' circular and (8) certain other documents.